                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 4)


                             RF Micro Devices, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   749941 10 0
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 26, 1999
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)



                               (Page 1 of 5 Pages)
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                                       13D
CUSIP NO. 749941 10 0                                          Page 2 of 5 Pages

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRW Inc. ("TRW"), I.D. #34-0575430

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                       (b) ___
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC, OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   ____

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio

                        7  SOLE VOTING POWER                          10,447,974
                                                                ----------------
  NUMBER OF SHARES      8  SHARED VOTING POWER
 BENEFICIALLY OWNED                                             ----------------
 BY EACH REPORTING      9  SOLE DISPOSITIVE POWER                     10,447,974
   PERSON WITH                                                  ----------------
                       10  SHARED DISPOSITIVE POWER
                                                                ----------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,447,974

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.7 percent

   14     TYPE OF REPORTING PERSON
          CO
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                                  SCHEDULE 13D

This Amendment No. 4 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998 and Amendment No. 3 on Schedule 13D filed on February 3, 1999 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale, in the aggregate, of 220,000 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades over a period of four days, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is amended by adding the following paragraph at the conclusion of the first paragraph thereof:

         "On April 23, 1999, TRW determined to sell 250,000 shares of Common Stock of RFMD, including the shares disclosed in this report, and may, from time to time, determine to sell additional shares of its Common Stock in RFMD in order to reduce the debt associated with its recent acquisition of LucasVarity plc. TRW and RFMD, however, intend to continue the strategic alliance described in this Schedule 13D, and, in connection therewith, TRW intends to maintain a significant equity interest in RFMD."

         Item 4 of the Schedule 13D is further amended by deleting the introductory clause of the second paragraph thereof (as it existed prior to the effect of this amendment) and replacing it with the following:

         "Except as set forth in the preceding paragraphs, TRW does not have any current plans or proposals which relate to or would result in:"

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended in its entirety by the following:

         (a) TRW beneficially owns 10,447,974 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 26.7 percent of the 39,192,134 shares of Common Stock outstanding as of January 28, 1999, as adjusted for a stock split effected on March 31, 1999. The directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 10,447,974 shares.

         (c) On April 23, 1999, TRW sold 50,000 shares of Common Stock of RFMD in six different trades of 5,500 shares, 32,000 shares, 1,000 shares, 2,000 shares, 8,500 shares and 1,000 shares each, for prices equal to $59.6875, $59.625, $59.50, $60.0625, $60.00 and $59.875 per share, respectively, before deducting selling commissions of less than one percent.


                               (Page 3 of 5 Pages)
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        On April 26, 1999, TRW sold an additional 106,500 shares of Common
Stock in eight different trades of 20,000 shares, 3,000 shares, 5,000 shares, 15,000 shares, 5,000 shares, 22,000 shares, 9,000 shares and 27,500 shares each, for prices equal to $60.00, $60.625, $61.875, $62.00, $60.0625, $60.50,
$61.00 and $61.75 per share, respectively, before deducting selling commissions of less than one percent.

        On April 27, 1999, TRW sold an additional 45,000 shares of Common Stock in nine different trades of 16,000 shares, 5,000 shares, 2,500 shares, 2,500 shares, 4,500 shares, 2,000 shares, 1,000 shares, 1,500 shares and 10,000 shares each, for prices equal to $62.125, $59.50, $59.625, $59.5625, $59.75,
$60.00, $60.50, $61.00 and $62.00 per share, respectively, before deducting selling commissions of less than one percent.

        On April 28, 1999, TRW sold an additional 18,500 shares of Common Stock in five different trades of 500 shares, 1,000 shares, 7,000 shares, 5,000 shares and 5,000 shares each, for prices equal to $55.375, $55.50, $55.00, $59.125 and $59.00 per share, respectively, before deducting selling commissions of less than one percent.

        All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

                              (Page 4 of 5 Pages)
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 1999

                                    TRW INC.

                                    By:/s/ William B. Lawrence
                                       -----------------------------------------
                                       William B. Lawrence
                                       Executive Vice President,
                                       General Counsel and Secretary

                              (Page 5 of 5 Pages)